Exhibit 99.1

Consumer Research Drives Enhancements to Organigram Adult Recreational Commercial Portfolio

New initiatives include niche and value brand entries, as well as initial production of new form factors

MONCTON, New Brunswick--(BUSINESS WIRE)--April 23, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to provide an update related to the Company’s current and anticipated releases of new adult use recreational cannabis products.

In order to ensure the Company’s offerings are aligned with anticipated customer preferences, Organigram conducts ongoing consumer research and leverages detailed analysis of consumer purchasing behaviours across Canada. As a result, Organigram’s strategic and product development teams have been able to develop a diverse, creative and high-quality portfolio of cannabis products that are designed to reflect Canadians’ appreciation for value, unique experiences and new form factors.

“At Organigram, we remain wholly committed to exploring new and innovative cannabis experiences. Evolving consumer preferences and expectations inform our strategic approach to product development in real time, every day,” says Greg Engel, CEO, Organigram. “We are proud of our team’s ability to understand the market as it rapidly changes and respond in kind with novel, value-driven products.”

TRAILER PARK BUDS

Through a new licensing agreement with Trailer Park Boys Incorporated, Organigram is pleased to introduce Trailer Park Buds (TPB), a quality adult recreational use consumer brand intended to compete in the fast-growing high volume, value-focused segment. TPB will initially be available as 28g of dried flower and will include two cultivars: Itodaso Indica and Two Birds Sativa.

Organigram has obtained listings for TPB in a number of provinces with plans to start shipping this month.

ANKR ORGANICS

The Company is excited to announce that following an analysis of production and packaging impacts relative to COVID-19, it expects ANKR Organics to launch in Fiscal Q3 2020.

As one of Canada’s original legal cultivators of organic cannabis, Organigram has invested several years of research into organic cannabis cultivation. The Company expects to launch its ANKR Organics product line in 3.5 g format in select markets.

PAX ERA PODS

The Company has filled its first volumes of Edison Cannabis Company-branded pods specifically for the PAX Era platform, premium oil vaporizers created by PAX Labs, Inc. (“PAX”), destined for markets across Canada.

Organigram is one of PAX’s six Canadian commercial partners. PAX describes itself as a leader in the design and development of premium app-controlled vaporization technologies and devices, for cannabis flower and concentrates. Internationally, PAX has sold more than one million Era devices for oil concentrates and over one million devices in the flower vaporizer category.

Organigram will produce and fill Edison Cannabis Company-branded PAX Era pods onsite at the Company’s Moncton facility. Organigram will offer these pods to all provincial partners where regulations permit in an effort to achieve optimal distribution.

“Our collaboration with PAX reflects our ongoing commitment to innovative products, novel product forms and new cannabis experiences,” says Engel. “This product rounds out Organigram’s vape offering, which we consider to be one of the best vape portfolios in the industry with leading products in 510, ready to use and closed loop form factors.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Trailer Park Buds, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could change anticipated timelines for product launches; consumer demand and preferences for products; pricing; securing and maintaining provincial listings; provincial acceptance and ordering patterns for various products from time to time and changes thereto including discontinuing of listings; changes in regulatory positions and interpretations; general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653